Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	For the years ended December 31,
	2011	2010	2009	2008	2007
Income (loss) before income taxes(a)	$65,319	$69,039	$(567,770)	$41,809	$91,956
Add:
Interest Expense(a)	$14,250	$15,662	$18,187	$19,832	$16,587
Amortization of debt-related expenses	1,483	2,871	2,380	1,932	1,723
Appropriate portion of rents(b)	6,648	7,019	9,297	7,306	5,400

	22,381	25,552	29,864	29,070	23,710

Earnings available for fixed charges	$87,700	$94,591	$(537,906)	$70,879	$115,666

Fixed Charges:
Interest Expense(a)	$14,250	$15,662	$18,187	$19,832	$16,587
Amortization of debt-related expenses	1,483	2,871	2,380	1,932	1,723
Appropriate portion of rents(b)	6,648	7,019	9,297	7,306	5,400

Total Fixed Charges	$22,381	$25,552	$29,864	$29,070	$23,710

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(c)(d)	3.92x	3.70x	N/M	2.44x	4.88x

N/M indicates not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2011, the Company had accrued interest related to unrecognized tax benefits of $0.7 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.
(d)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.